SEC Mail Processing Section
RECEIVED
MAR 01 2011
Wash, DC
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VCAP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue, 39th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite Street, Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019988

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~David Parr~~ Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VCAP Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~President~~ CFO

Title

Notary Public

MARIA A. DALLI
Notary Public, State of New York
No. 01DA6061000
Qualified in Westchester County
Commission Expires July 09, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VCAP SECURITIES, LLC
TABLE OF CONTENTS

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
VCAP Securities, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of VCAP Securities, LLC as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VCAP Securities, LLC as of December 31, 2010, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Schenkein, LLP

Denver, Colorado
February 10, 2011

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

VCAP Securities, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Current assets		
Cash	$	223,309
	$	223,309

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable	$	19,407
Member's Equity		203,902
	$	223,309

The accompanying notes are an integral part of these financial statements.

VCAP Securities, LLC
Statement of Operations
For The Year Ended December 31, 2010

REVENUES	
Private placement fees	$ 838,826
EXPENSES	
Commissions	720,000
Compensation and related expenses	66,208
Regulatory assessment fees	16,595
Professional fees	7,666
Travel and entertainment	2,041
Rent expense	500
Trading, clearance and brokerage fees	170
Insurance	907
License and fees	400
Other expense	258
Total expenses	814,745
Net income	$ 24,081

The accompanying notes are an integral part of these financial statements.

VCAP Securities, LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2010

At January 1, 2010	$	124,821
Capital contributions		55,000
Net income		24,081
At December 31, 2010	$	203,902

The accompanying notes are an integral part of these financial statements.

VCAP Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2010

OPERATING ACTIVITIES		
Net income	$	24,081
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in:		
Accounts payable and accrued expenses		4,763
Net cash provided by operating activities		28,844
INVESTING ACTIVITIES		
Net cash provided by investing activities		-
FINANCING ACTIVITIES		
Member's contributions		55,000
Net cash provided by financing activities		55,000
NET INCREASE IN CASH		83,844
CASH AT BEGINNING OF YEAR		139,465
CASH AT END OF YEAR	$	223,309
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1. Organization

Background

VCAP Securities, LLC (formerly known as "Burke Capital Market, LLC") is a Georgia Limited Liability Company operating facilities in New York, New York. VCAP Securities, LLC (the "Company") is wholly owned by BD Partner Holdings, LLC (the "Member"). In May 2009, BD Partners Holdings acquired 100% of the equity interest of Burke Capital Group, LLC in Burke Capital Market, LLC and changed the name of Burke Capital Market, LLC to VCAP Securities, LLC.

Nature of Operations

VCAP Securities, LLC is an investment banking firm and broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operating activity focuses on earning fixed income trading on an agency basis, private placement of securities, and introduction of private securities transactions.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand, deposits in banks, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The commission income and expenses derived from customers' accounts are reported on a trade date basis.

Revenue Recognition

Private placement fees are recognized at the time the private placement fees are earned by the Company under the terms of the contracts entered into with the issuer and are generally not recorded until payment is received.

Income Taxes

The Company is a limited liability company ("LLC") that is taxed as a partnership for federal and state income tax purposes. Generally, the taxable income or losses of a partnership is reported by the individual owners of the partnership and the owners are responsible for income tax liabilities or benefits associated with the taxable activities of the partnership. Accordingly, the Company's financial statements do not reflect any provisions for federal or state income taxes.

Use of Estimates

The preparation of the accompanying financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Note 3. Concentration of Credit Risk

The Company's insured cash balances are subject to the general deposit rules of the FDIC which temporarily provides for increased coverage from $100,000 to $250,000 per customer per institution. The $250,000 coverage level is set to expire and be reduced to $100,000 after December 31, 2013.

Note 4. Related Party Transactions

The Company has entered into a shared support arrangement with a related party related to facilities in New York, New York. For the year ended December 31, 2010, total fees under this agreement amounted to $10,620. This amount is included in accounts payable as of December 31, 2010.

Note 5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $203,902 which was $103,902 in excess of its required net capital of $100,000. The Company's ratio of aggregated indebtedness to net capital was 9.52 to 1.

Note 6. Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

VCAP Securities, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
December 31, 2010

Member's equity	$ 203,902
Less: Total non-allowable assets	-
Net Capital before haircuts on securities	203,902
Haircuts on securities	-
Net Capital	$ 203,902
Computation of basic net capital requirement	
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 103,902
Computation of aggregate indebtedness	
Total aggregate indebtedness - specified liabilities	$ 19,407
Total aggregate indebtedness	$ 19,407
Ratio aggregate indebtedness to net capital	9.52%
Net Capital as reported on the Company's FOCUS Report Part IIA (unaudited) as of December 31, 2010:	$ 203,902

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

VCAP Securities, LLC
Schedule III - Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

See Independent Auditors' Report

Statement of Exemption from Compliance Under Rule 15c3-3

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(2) of the Rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Tha Company was in compliance with the conditions of the exemption as of December 31, 2010.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

To the Member of
VCAP Securities, LLC

In planning and performing our audit of the financial statements of VCAP Securities, LLC ("the Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, *we* considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to In the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives, Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3600 South Yosemite Street I Suite 600 I Denver, CO 80237 I P: 303.694.6700 I TF: 888.766.3985 I F: 303.694.6761 I www.starkcpas.com
An Independent Member of BKR International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Schenkein, LLP

Denver, Colorado
February 10, 2011

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Member of
VCAP Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments (Form SIPC-7T) of VCAP Securities, LLC. for the year ended December 31, 2010. These procedures were performed solely to assist in complying with Rule 17a-5(e)(4), and the report is not to be used for any other purpose. The procedures that were performed are as follows:

1. Compared listed assessment payments with respective cash disbursements record entries;

2. Compared amounts reported on Form X-17a-5 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T) for the twelve months ended December 31, 2010;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compare the amount of any overpayment applied with the Form SIPC-7T on which it was compared.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with the applicable instructions and forms.

This report relates only to the schedule referred to above and does not extend to any financial statements of VCAP Securities, LLC taken as a whole.

StarkSchenkein, LLP

StarkSchenkein, LLP

February 10, 2011

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

WORKING COPY

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-656688 FINRA December
VCAP Securities, LLC
437 Madison Avenue 39th Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brent Hippert 443-541-8400

2. A. General Assessment (item 2e from page 2) $ 2,097
   B. Less payment made with SIPC-6 filed (exclude interest) (150)
   July 27, 2010
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1,947
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,947
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,947
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VCAP Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the _____ day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 10 and ending December 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 838,826
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 838,826
2e. General Assessment @ .0025	$ 2,097

(to page 1, line 2.A.)

VCAP SECURITIES, LLC

REPORT PURSUANT TO RULE 17A-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2010